SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS RELATED TO THE FISCAL YEAR 2011 AND DISTRIBUTION OF DIVIDENDS

Dear shareholders,

The Management of TIM Participações S.A. (“Company”) proposes that the Net Profits related to the Fiscal Year 2011, in the amount of one billion, two hundred and eighty-one million, two hundred and twenty-seven thousand, seven hundred and twenty-two reais and thirty-seven cents (R$ 1,281,227,722.37), be applied as follows:

1. Legal Reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the Net Profits for the constitution of the Legal Reserve, in the amount of sixty-four million, sixty-one thousand, three hundred and eighty-six reais and twelve cents (R$ 64,061,386.12).

2. Dividends

According to the Company`s By-Laws, approved on July 22nd, 2011, the Company shall distribute as compulsory dividends in every Fiscal Year finished in December 31, since there is values available to distribute,  and the amount  should be equivalent as 25% on adjusted net profit. This value represents the amount of three hundred and four million, two hundred and ninety-one thousand, five hundred and eighty-four reais and six cents (R$ 304,291,584.06).

Furthermore, the Company, considering the performance of the last fiscal year and future cash needs for expansion of mobile, fixed and data, propose the distribution of additional dividends of two hundred and twenty-nine million, one hundred and sixty thousand, four hundred and fifteen reais and ninety-four cents (R$ 229,160,415.94).

3. Reserve for Expansion

It is suggested that the income balance of the adjusted net profit less the total of distributed dividends, representing the amount of six hundred and eighty-three million, seven hundred and fourteen thousand, three hundred and thirty-six reais and twenty-five cents (R$ 683,714,336.25) remains in the account of reserve for expansion, being destined for the network expansion of its subsidiaries.

We present below a comparative table of the dividends of the last three (3) years.

	2011	2010	2009	2008

Capital stock - common shares	9,839,770,281.91	2,775,733,899.19	2,775,733,899.19	2,593,337,433.60
Capital stock - preferred shares	-	5,373,362,124.94	5,373,362,124.94	5,020,272,709.52
Capital stock	9,839,770,281.91	8,149,096,024.13	8,149,096,024.13	7,613,610,143.12

Dividends: 6% to the preferred shares, according to the By-Laws until 12/31/2010		322,401,727.50	322,401,727.50	301,216,362.57

Shareholders’ equity – common shares	12,956,737,455.26	2,834,871,587.13	2,653,574,294.01	2,639,959,974.26
Shareholders’ equity - preferred shares	-	5,487,842,916.00	5,136,881,316.84	5,110,526,240.80
Total Shareholders’ equity	12,956,737,455.26	8,322,714,503.13	7,790,455,610.85	7,750,486,215.06

Dividends: 3% to the preferred shares, according to the Brazilian Law No. 10.303/01	-	164,635,287.48	154,106,439.51	153,315,787.22

Net profits of the fiscal year	1,281,227,722.37	2,216,909,132.18	214,893,353.75	180,152,032.34
Compensation of accumulated losses	-	(125,914,121.77)	-	-
	1,281,227,722.37	2,090,995,010.41	214,893,353.75	180,152,032.34

(-) Constitution of the Legal Reserve	(64,061,386.12)	(104,549,750.52)	(10,744,667.69)	(9,007,601.62)
Adjusted net profits	1,217,166,336.25	1,986,445,259.89	204,148,686.06	171,144,430.72

Minimum Dividends
Minimum Dividends determined as 25% of the adjusted net profits	304,291,584.06	496,611,314.97	51,037,171.52	42,786,107.68
(+) Complementary dividends to the distribution of the results	229,160,415.94	-	153,111,514.54	128,358,323.04
(=) Dividends relative to the distribution of the results	533,452,000.00	496,611,314.97	204,148,686.06	171,144,430.72

Dividends common shares	533,452,000.00	169,155,064.27	-	-
Dividends preferred shares	-	327,456,250.70	204,148,686.06	171,144,430.72
	533,452,000.00	496,611,314.97	204,148,686.06	171,144,430.72

% Dividends of the adjusted net profits	44%	25%	100%	100%

Dividends per share (in reais)
Common shares	0.22	0.20	-	-
Preferred shares	-	0.20	0.13	0.11

Rio de Janeiro, February 15th, 2012.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 09, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.